_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 24 July 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	24 July 2003
Number	24/03

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 JUNE 2003

BHP Billiton today released its production report for the quarter ended 30 June 2003.
  Record annual Western Australian Iron Ore production of 76.5 million tonnes and record annual shipments of 80.3 million tonnes (100 per cent basis).
  Record quarterly plant throughput of 1.18 million tonnes achieved at Ekati(TM) (Canada) (100 per cent basis).
  Record annual nickel production of 78,100 tonnes.

  Total Petroleum Products - Total production for the June 2003 quarter was 30 million barrels of oil equivalent, 7 per cent higher than the March 2003 quarter and 10 per cent lower than the June 2002 quarter. Total production for the year ended 30 June 2003 was 122 million barrels of oil equivalent, a decrease of 9 per cent compared with the year ended 30 June 2002.
    Oil and Condensate - Production for the June 2003 quarter was 15.6 million barrels, 2 per cent higher than the 15.3 million barrels produced in the March 2003 quarter, mainly due to a full quarter of production from Boris (US), increased condensate production from Bass Strait (Australia) as a result of increased gas demand and a higher proportion of wet gas from Bream, along with improved reliability and successful infill drilling at Liverpool Bay (UK). This was partly offset by natural field decline in Laminaria (Australia) and Griffin (Australia). As expected, production for the quarter was lower than the 19.7 million barrels produced in the June 2002 quarter, mainly due to natural field decline in Bass Strait, Laminaria, Griffin, Liverpool Bay and Typhoon (US). Typhoon performance was also affected by well workovers largely offset by the commencement of production from Boris.
    Natural Gas - Production for the June 2003 quarter was 72.9 billion cubic feet, 9 per cent higher than the 67.0 billion cubic feet produced in the March 2003 quarter. Seasonal conditions led to increased demand for Bass Strait natural gas during the June 2003 quarter, which was partly offset by maintenance shut downs at Bruce (UK). Production for the quarter was 3 per cent higher than the 70.7 billion cubic feet produced in the June 2002 quarter due to increased demand for North West Shelf (Australia) LNG and domestic gas and higher sales from Liverpool Bay. This was partly offset by lower demand from Bass Strait driven by milder weather conditions and natural field decline in West Cameron (US).

  Alumina - Production for the June 2003 quarter was 1.1 million tonnes, compared with 1.0 million tonnes in the June 2002 and March 2003 quarters. Production increased at Worsley (Australia) with hydrate stockpiled in the previous quarter being processed. Higher year on year production mainly reflects a return to full production at Alumar (Brazil) following the end of government enforced power rationing in the March 2002 quarter.
  Aluminium - Production for the June 2003 quarter was 273,000 tonnes, compared with 263,000 tonnes in the June 2002 quarter and 267,000 tonnes in the March 2003 quarter. The increase mainly reflects the ramp up of production from the Mozal 2 (Mozambique) expansion where first metal was cast in April 2003, six months ahead of schedule. Higher year on year production also reflects increased tonnages from Hillside (South Africa) due to the success of the capacity creep program, completion of the pot relining program in June 2002 and non-recurrence of the September 2001 power outage, combined with a return to full production at Alumar and Valesul (Brazil) following the end of government enforced power rationing in the March 2002 quarter.
  Copper - Production for the June 2003 quarter was 229,200 tonnes, 7 per cent higher than the 213,500 tonnes produced in the June 2002 quarter. This scheduled increase mainly reflects the ramp up of the Escondida (Chile) Phase IV expansion.
  Iron Ore - Record annual Western Australian production of 76.5 million tonnes (100 per cent basis) was 6 per cent higher than the previous year, in response to strong demand in all Asian markets, particularly China. A new annual shipping record was set during the year in Western Australia, where despatches to customers were 80.3 million tonnes (100 per cent basis), an increase of 13 per cent compared with the 2002 year. Annual production from Samarco (Brazil) of 7.9 million tonnes was 40 per cent higher than the previous year, a reflection of strong customer demand resulting in the restart of previously idled pelletising capacity. Total iron ore production for the June 2003 quarter was 19.4 million tonnes (BHP Billiton share), 14 and 13 per cent higher than the June 2002 and March 2003 quarters respectively.
  Metallurgical Coal - Production for the June 2003 quarter of 9.0 million tonnes was in line with the June 2002 quarter and 5 per cent higher than the March 2003 quarter. Annual production of 34.6 million tonnes, while 3 per cent lower than in the corresponding period, reflects stronger customer demand in the second half of the year, offset by adverse mining conditions at the Crinum mine (Australia) and the closure of Tower Colliery (Australia). Annual shipments of Queensland Coal (Australia) were in line with the previous year. Annual shipments of Illawarra Coal (Australia) were 7.2 million tonnes, 7 per cent higher, also reflecting strong customer demand.
  Manganese - Annual ore production of 4.1 million tonnes was 16 per cent higher than 2002 in response to strong customer demand, particularly from China. Full year alloy production of 737,000 tonnes was 19 per cent higher than 2002 also due to increased customer demand.
  Ekati(TM) Diamonds - Record plant throughput of 1.18 million tonnes (100 per cent basis) was achieved at Ekati(TM) (Canada) during the June 2003 quarter, reflecting benefits of a processing plant de-bottlenecking program. Combined with improved ore grade, quarterly production of 1.30 million carats and annual production of 4.34 million carats were 27 per cent and 19 per cent respectively higher than for the corresponding period last year.
  Energy Coal - Production for the June 2003 quarter was 22.0 million tonnes, compared with 20.6 million tonnes in the June 2002 quarter and 19.7 million tonnes in the March 2003 quarter. The increase mainly reflects higher production at Mount Arthur North (Australia) where deliveries to both the export and domestic thermal coal markets were in accordance with the ramp up plan, and higher production at Cerrejon Coal (Colombia) largely reflecting strong demand from the European market during the June 2003 quarter.
  Nickel - Record annual production of 31,200 tonnes was achieved at the QNI Yabulu refinery (Australia) during 2003, 9 per cent higher than production during the previous year. This mainly reflects ore processing enhancements resulting from operating excellence initiatives. Cerro Matoso (Colombia) also achieved record production, reflecting the ramp-up of Line 2 and benefits from ongoing improvement programs. Total Nickel production for the June 2003 quarter was 21,000 tonnes, compared with 17,700 tonnes in the June 2002 quarter and 18,600 tonnes in the March 2003 quarter, a result of operating excellence initiatives at both sites.
  Ferrochrome - Annual production of 990,000 tonnes was 18 per cent higher than in the previous year, driven by the restart of idle furnaces in response to increased market demand. Production for the June 2003 quarter was 259,000 tonnes, compared with 223,000 tonnes in the June 2002 quarter and 263,000 tonnes in the March 2003 quarter.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@BHPBilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			YEAR ENDED		% CHANGE
							JUN Q03	JUN Q03	FY 03
		JUNE	MARCH	JUNE	JUNE	JUNE	vs	vs	vs
		2002	2003	2003	2003	2002	JUN Q02	MAR Q03	FY 02

PETROLEUM
Crude oil & condensate	('000 bbl)	19,732	15,310	15,635	65,893	78,519	-21%	2%	-16%
Natural gas	(bcf)	70.66	66.99	72.91	281.17	283.47	3%	9%	-1%
LPG	('000 tonnes)	180.43	160.62	205.57	743.12	697.56	14%	28%	7%
Ethane	('000 tonnes)	25.62	22.35	24.97	94.90	87.13	-3%	12%	9%
Total Petroleum Products	(million boe)	34	28	30	122	134	-10%	7%	-9%

ALUMINIUM
Alumina	('000 tonnes)	1,018	1,003	1,060	4,092	3,943	4%	6%	4%
Aluminium	('000 tonnes)	263	267	273	1,074	992	4%	2%	8%

BASE METALS
Copper	('000 tonnes)	213.5	231.3	229.2	870.5	824.3	7%	-1%	6%
Lead	(tonnes)	64,768	59,065	59,389	240,042	236,066	-8%	1%	2%
Zinc	(tonnes)	38,942	46,755	54,396	193,808	162,493	40%	16%	19%
Gold	(ounces)	72,032	57,802	25,752	207,882	286,971	-64%	-55%	-28%
Silver	('000 ounces)	11,833	10,355	9,643	41,128	41,958	-19%	-7%	-2%
Molybdenum	(tonnes)	232	260	280	1,010	658	21%	8%	54%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,080	17,237	19,420	73,732	67,907	14%	13%	9%
Metallurgical coal	('000 tonnes)	9,359	8,556	9,026	34,622	35,532	-4%	5%	-3%
Manganese ores	('000 tonnes)	784	890	1,058	4,102	3,535	35%	19%	16%
Manganese alloys	('000 tonnes)	169	177	195	737	618	15%	10%	19%
Hot briquetted iron	('000 tonnes)	-	465	458	1,670	1,047	100%	-2%	60%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,023	1,015	1,300	4,340	3,650	27%	28%	19%

ENERGY COAL
Energy coal	('000 tonnes)	20,571	19,735	21,991	81,703	82,835	7%	11%	-1%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	17.7	18.6	21.0	78.1	68.9	19%	13%	13%
Chrome ores	('000 tonnes)	664	679	720	2,826	2,451	8%	6%	15%
Ferrochrome	('000 tonnes)	223	263	259	990	837	16%	-2%	18%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	Interest	2002	2002	2002	2003	2003	2003	2002

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	19,732	18,550	16,398	15,310	15,635	65,893	78,519
Natural gas	(bcf)	70.66	71.86	69.41	66.99	72.91	281.17	283.47
LPG	('000 tonnes)	180.43	208.96	167.97	160.62	205.57	743.12	697.56
Ethane	('000 tonnes)	25.62	27.67	19.91	22.35	24.97	94.90	87.13
Total Petroleum Products	(million boe)	34	33	30	28	30	122	134

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	686	698	662	658	724	2,742	2,696
Suriname	45%	215	221	213	222	223	879	851
Alumar	36%	117	112	123	123	113	471	396
Total		1,018	1,031	998	1,003	1,060	4,092	3,943

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	132	135	134	133	132	534	501
Bayside	100%	43	46	45	48	46	185	175
Alumar	46.3%	46	44	44	45	45	178	153
Valesul	45.5%	11	11	11	10	11	43	37
Mozal	47%	31	32	32	31	39	134	126
Total		263	268	266	267	273	1,074	992

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	94.4	68.4	105.6	118.5	126.6	419.1	339.1
Tintaya (b)	100%	0.2	-	-	-	-	-	44.9
Antamina (c)	33.8%	30.5	25.7	26.4	23.6	21.2	96.9	81.9
Alumbrera (d)	25%	12.8	11.1	13.4	9.9	-	34.4	48.5
Highland Valley Copper	33.6%	16.1	14.9	14.3	13.2	13.8	56.2	62.1
Selbaie	100%	2.6	2.8	2.1	1.7	1.8	8.3	10.2
Total		156.6	122.9	161.8	166.9	163.4	614.9	586.6

Cathode ('000 tonnes)
Escondida	57.5%	21.5	17.9	19.1	20.4	21.1	78.5	86.5
Cerro Colorado	100%	31.3	32.5	33.1	32.5	33.0	131.1	130.8
Tintaya (b)	100%	1.3	8.4	8.9	9.0	9.1	35.4	1.3
San Manuel	100%	-	-	-	-	-	-	6.3
Pinto Valley	100%	2.8	2.8	2.7	2.5	2.6	10.6	12.8
Total		56.9	61.6	63.8	64.4	65.8	255.6	237.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	63,799	61,676	57,651	58,711	59,389	237,427	231,764
Pering (e)	100%	969	1,567	694	354	-	2,615	4,302
Total		64,768	63,243	58,345	59,065	59,389	240,042	236,066

Refer footnotes on page 5.

BASE METALS (continued)
ZINC
Payable metal in concentate (tonnes)
Cannington	100%	12,511	15,182	14,721	15,480	18,479	63,862	58,856
Antamina (c)	33.8%	13,518	18,189	15,424	20,519	28,553	82,685	48,326
Selbaie	100%	8,121	9,840	6,540	6,421	7,364	30,165	34,196
Pering (e)	100%	4,793	5,331	7,430	4,335	-	17,096	21,115
Total		38,942	48,542	44,115	46,755	54,396	193,808	162,493

GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	17,694	10,074	15,936	17,458	20,664	64,132	52,338
Tintaya (b)	100%	-	-	-	-	-	-	22,252
Alumbrera (d)	25%	47,993	39,279	46,940	35,084	-	121,303	185,413
Selbaie	100%	5,117	4,486	5,069	4,146	4,081	17,782	22,201
Highland Valley Copper	33.6%	1,228	1,314	1,230	1,114	1,007	4,665	4,767
Total		72,032	55,153	69,175	57,802	25,752	207,882	286,971

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	10,265	9,612	8,326	8,773	8,161	34,872	35,964
Escondida	57.5%	344	304	387	471	538	1,700	1,257
Antamina (c)	33.8%	461	536	557	617	517	2,227	1,719
Alumbrera (d)	25.0%	56	53	72	75	-	200	237
Highland Valley Copper	33.6%	183	162	159	140	143	604	709
Selbaie	100%	524	593	369	279	284	1,525	2,073
Total		11,833	11,260	9,870	10,355	9,643	41,128	41,958

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley Copper	33.6%	232	220	250	260	280	1,010	658

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,413	5,486	5,287	4,964	6,221	21,958	23,374
Goldsworthy Joint Venture	85%	1,690	1,891	1,808	1,497	1,516	6,712	6,447
Yandi Joint Venture	85%	6,663	7,796	8,187	7,452	8,353	31,788	27,256
Jimblebar	100%	1,476	1,433	1,186	1,371	1,428	5,418	5,201
Samarco	50%	1,838	2,022	1,979	1,953	1,902	7,856	5,629
Total		17,080	18,628	18,447	17,237	19,420	73,732	67,907

METALLURGICAL COAL (f)
Production ('000 tonnes)
BMA (g)	50%	5,686	4,652	5,032	5,838	5,769	21,291	21,701
BHP Mitsui Coal (h)	80%	1,746	1,863	1,472	1,200	2,033	6,568	6,743
Illawarra	100%	1,927	2,135	1,886	1,518	1,224	6,763	7,088
Total		9,359	8,650	8,390	8,556	9,026	34,622	35,532

Refer footnotes on page 5.
CARBON STEEL MATERIALS (cont'd)
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	475	581	560	534	574	2,249	1,867
Australia (i)	60%	309	514	499	356	484	1,853	1,668
Total		784	1,095	1,059	890	1,058	4,102	3,535

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	121	124	125	117	137	503	406
Australia (i)	60%	48	51	65	60	58	234	212
Total		169	175	190	177	195	737	618

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (j)	100%	-	333	414	465	458	1,670	1,047

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,023	954	1,071	1,015	1,300	4,340	3,650

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,815	13,838	13,333	13,256	13,812	54,239	55,710
USA	100%	3,703	2,800	4,339	3,147	3,877	14,163	13,245
Australia	100%	1,390	1,244	1,234	1,922	2,041	6,441	4,555
Indonesia (k)	80%	208	216	29	28	-	273	4,622
Colombia (l)	33%	1,455	1,231	1,713	1,382	2,261	6,587	4,703
Total		20,571	19,329	20,648	19,735	21,991	81,703	82,835

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	9.9	11.7	11.9	11.1	12.2	46.9	40.4
Yabulu	100%	7.8	7.4	7.5	7.5	8.8	31.2	28.5
Total		17.7	19.1	19.4	18.6	21.0	78.1	68.9

CHROME ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	664	713	714	679	720	2,826	2,451

FERROCHROME
Saleable production ('000 tonnes)
South Africa (i)	60%	223	238	230	263	259	990	837

Refer footnotes on page 5.

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Escondida and Tintaya was reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
The Escondida Phase IV expansion was commissioned in October 2002.
(c) Antamina commenced commercial production in October 2001.
(d) BHP Billiton announced the sale of its interest in Alumbrera in March 2003. The sale transaction reached closure in June 2003.
Participation in the joint venture ceased on 2 April 2003.
(e) Production ceased, ahead of mine closure, in February 2003.
(f) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in BMA.
(h) Shown on 100% basis before 20% outside equity interest.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.
(k) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001. Mining operations at Petangis ceased in October 2002.
(l) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2002	2002	2002	2003	2003	2003	2002
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	6,786	6,799	5,799	5,391	5,643	23,632	27,976
North West Shelf - condensate	1,466	1,602	1,510	1,566	1,560	6,238	5,633
North West Shelf - Wanaea/Cossack	1,892	1,876	1,655	1,679	1,606	6,816	7,314
Laminaria	2,200	2,914	1,869	1,419	1,161	7,363	9,728
Griffin	1,587	1,281	1,089	831	708	3,909	5,458
Pakistan	18	18	17	16	14	65	74
Typhoon/Boris (a)	1,754	1,233	654	852	1,430	4,169	5,376
Americas	861	718	652	816	715	2,901	3,669
Liverpool Bay	2,574	1,838	2,463	2,174	2,344	8,819	11,042
Bruce/Keith	594	271	690	566	454	1,981	2,248
Total	19,732	18,550	16,398	15,310	15,635	65,893	78,519

NATURAL GAS (billion cubic feet)
Bass Strait	26.77	33.07	21.07	17.51	25.37	97.02	96.86
North West Shelf - Domestic	2.86	3.62	3.82	3.81	4.07	15.32	13.73
North West Shelf - LNG	13.01	16.55	14.93	15.11	15.41	62.00	59.55
Griffin	0.34	0.95	1.03	0.81	0.81	3.60	3.97
Pakistan	3.02	2.83	2.76	2.57	2.33	10.49	11.45
Typhoon/Boris (a)	1.93	1.38	0.71	2.03	2.03	6.15	6.19
Americas	4.63	3.91	3.80	3.34	3.42	14.47	19.03
Bruce	7.92	4.59	10.55	10.04	8.17	33.35	30.29
Keith	0.16	0.07	0.15	0.15	0.14	0.51	0.72
Liverpool Bay	10.01	4.89	10.59	11.62	11.16	38.26	41.69
Total	70.66	71.86	69.41	66.99	72.91	281.17	283.47

LPG ('000 tonnes)
Bass Strait	126.70	149.66	115.23	111.74	135.18	511.81	471.70
North West Shelf	35.08	36.32	31.04	32.67	32.39	132.42	140.26
Bruce	17.49	22.45	20.47	15.10	37.24	95.26	81.23
Keith	1.17	0.53	1.23	1.11	0.76	3.63	4.38
Total	180.43	208.96	167.97	160.62	205.57	743.12	697.56

ETHANE ('000 tonnes)	25.62	27.67	19.91	22.35	24.97	94.90	87.13

TOTAL PETROLEUM PRODUCTS
(million barrels of oil equivalent) (b)	33.7	33.1	30.0	28.4	30.3	121.8	134.2

(a) Typhoon commenced production in July 2001. Boris commenced production in February 2003.
(b) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2002	2002	2002	2003	2003	2003	2002
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	686	698	662	658	724	2,742	2,696
Paranam, Suriname	215	221	213	222	223	879	851
Alumar, Brazil	117	112	123	123	113	471	396
Total	1,018	1,031	998	1,003	1,060	4,092	3,943

Sales
Worsley, Australia	690	758	606	751	636	2,751	2,676
Paranam, Suriname	197	253	201	243	228	925	847
Alumar, Brazil	106	130	125	124	107	486	374
Total	993	1,141	932	1,118	971	4,162	3,897

ALUMINIUM
Production
Hillside, South Africa	132	135	134	133	132	534	501
Bayside, South Africa	43	46	45	48	46	185	175
Alumar, Brazil	46	44	44	45	45	178	153
Valesul, Brazil	11	11	11	10	11	43	37
Mozal, Mozambique	31	32	32	31	39	134	126
Total	263	268	266	267	273	1,074	992

Sales
Hillside, South Africa	131	124	135	133	143	535	499
Bayside, South Africa	53	47	45	48	48	188	181
Alumar, Brazil	45	38	52	38	51	179	150
Valesul, Brazil	11	9	12	9	10	40	37
Mozal, Mozambique	34	27	35	33	41	136	129
Total	274	245	279	261	293	1,078	996

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2002	2002	2002	2003	2003	2003	2002
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a) (b)
Material mined (100%)	('000 tonnes)	77,244	74,671	74,303	73,466	74,665	297,105	327,809
Sulphide ore milled (100%)	('000 tonnes)	11,311	10,142	14,632	16,744	16,416	57,934	43,028
Average copper grade	(%)	1.74%	1.45%	1.59%	1.49%	1.62%	1.55%	1.69%
Production ex Mill (100%)	('000 tonnes)	170.3	125.6	191.8	210.8	230.9	759.1	611.5

Production
Payable copper	('000 tonnes)	94.4	68.4	105.6	118.5	126.6	419.1	339.1
Payable gold concentrate	(fine ounces)	17,694	10,074	15,936	17,458	20,664	64,132	52,338
Copper cathode (SXEW)	('000 tonnes)	21.5	17.9	19.1	20.4	21.1	78.5	86.5
Payable silver concentrate	('000 ounces)	344	304	387	471	538	1,700	1,257

Sales
Payable copper	('000 tonnes)	85.3	77.0	104.8	113.5	128.9	424.2	333.0
Payable gold concentrate	(fine ounces)	17,004	11,689	16,709	17,166	20,138	65,702	48,925
Copper cathode (SXEW)	('000 tonnes)	22.7	18.1	19.5	19.3	20.3	77.2	88.1
Payable silver concentrate	('000 ounces)	248	269	400	484	584	1,737	1,207

(a) Sulphide production at Escondida was reduced in November 2001 due to weak market conditions.
(b) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	-	-	-	-	-	-	32,111
Ore milled	('000 tonnes)	-	-	-	-	-	-	3,280
Average copper grade	(%)	-	-	-	-	-	-	1.65%

Production
Payable copper	('000 tonnes)	0.2	-	-	-	-	-	44.9
Payable gold concentrate	(fine ounces)	-	-	-	-	-	-	22,252
Copper cathode (SXEW)	('000 tonnes)	1.3	8.4	8.9	9.0	9.1	35.4	1.3

Sales
Payable copper	('000 tonnes)	-	-	-	-	-	-	45.8
Payable gold concentrate	(fine ounces)	212	-	-	-	-	-	24,955
Copper cathode (SXEW)	('000 tonnes)	1.9	8.0	8.7	8.7	9.5	34.9	1.9

(a) Sulphide production at Tintaya was suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile
Material mined	('000 tonnes)	18,628	17,963	15,027	16,564	16,458	66,012	64,661
Ore milled	('000 tonnes)	3,581	3,759	3,942	3,916	4,130	15,747	14,688
Average copper grade	(%)	1.00%	0.97%	1.03%	1.00%	0.96%	0.99%	1.04%

Production
Copper cathode	('000 tonnes)	31.3	32.5	33.1	32.5	33.0	131.1	130.8

Sales
Copper cathode	('000 tonnes)	34.5	27.2	29.1	39.3	31.5	127.1	133.2

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)	28,990	30,235	25,797	25,290	28,353	109,675	69,508
Ore milled (100%)	('000 tonnes)	7,250	6,794	6,395	6,424	6,697	26,310	19,877
Average head grades
- Copper	(%)	1.43%	1.33%	1.41%	1.32%	1.09%	1.29%	1.39%
- Zinc	(%)	0.93%	1.28%	1.15%	1.54%	1.97%	1.49%	1.23%

Production
Payable copper	('000 tonnes)	30.5	25.7	26.4	23.6	21.2	96.9	81.9
Payable zinc	(tonnes)	13,518	18,189	15,424	20,519	28,553	82,685	48,326
Payable silver	('000 ounces)	461	536	557	617	517	2,227	1,719

Sales
Payable copper	('000 tonnes)	28.6	30.6	25.8	22.4	21.2	100.0	86.2
Payable zinc	(tonnes)	15,009	19,184	14,407	15,400	31,034	80,025	47,023
Payable silver	('000 ounces)	489	590	530	575	435	2,130	1,687

(a) Commercial production commenced in October 2001.

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	26,524	29,356	28,730	26,400	-	84,486	110,134
Ore milled (100%)	('000 tonnes)	7,575	8,034	8,703	8,376	-	25,113	29,379
Average head grades
- Copper	(%)	0.73%	0.62%	0.69%	0.54%	-	0.62%	0.73%
- Gold	(g/t)	1.0	0.8	0.9	0.7	-	0.8	1.0

Production
Payable copper	('000 tonnes)	12.8	11.1	13.4	9.9	-	34.4	48.5
Payable gold	(fine ounces)	43,020	35,935	42,594	30,730	-	109,259	171,789
Payable gold - dore	(fine ounces)	4,973	3,344	4,346	4,354	-	12,044	13,624
Payable silver	('000 ounces)	56	53	72	75	-	200	237

Sales
Payable copper	('000 tonnes)	11.6	10.3	13.3	10.8	-	34.4	47.2
Payable gold	(fine ounces)	36,874	33,957	42,381	33,438	-	109,776	166,819
Payable gold - dore	(fine ounces)	4,466	3,082	4,409	4,159	-	11,650	12,014
Payable silver	('000 ounces)	67	53	72	75	-	200	247

(a) BHP Billiton announced the sale of its interest in Alumbrera in March 2003. The sale transaction reached closure in June 2003.
Participation in the joint venture ceased on 2nd April 2003.

Highland Valley, Canada
Material mined (100%)	('000 tonnes)	18,522	20,455	18,682	16,642	18,186	73,965	77,637
Ore milled (100%)	('000 tonnes)	12,224	12,941	12,924	11,602	12,565	50,032	49,755
Average copper grade	(%)	0.43%	0.40%	0.39%	0.40%	0.39%	0.39%	0.42%

Production
Payable copper	('000 tonnes)	16.1	14.9	14.3	13.2	13.8	56.2	62.1
Payable molybdenum	('000 tonnes)	0.23	0.22	0.25	0.26	0.28	1.01	0.66
Payable silver	('000 ounces)	183	162	159	140	143	604	709
Payable gold concentrate	(fine ounces)	1,228	1,314	1,230	1,114	1,007	4,665	4,767

Sales
Payable copper	('000 tonnes)	14.9	14.4	17.5	10.0	10.7	52.6	62.7
Payable molybdenum	('000 tonnes)	0.22	0.19	0.22	0.26	0.23	0.90	0.67
Payable silver	('000 ounces)	173	153	189	106	116	564	729
Payable gold concentrate	(fine ounces)	1,467	1,240	1,644	843	793	4,520	6,465

Cannington, Australia
Material mined	('000 tonnes)	574	631	573	601	588	2,393	2,240
Ore milled	('000 tonnes)	575	599	564	589	560	2,312	2,176
Average head grades
- Silver	(g/t)	675	564	535	550	525	544	615
- Lead	(%)	13.6%	11.7%	11.9%	11.8%	12.1%	11.9%	12.9%
- Zinc	(%)	3.9%	4.3%	4.3%	4.3%	5.3%	4.5%	4.6%

Production
Payable silver	('000 ounces)	10,265	9,612	8,326	8,773	8,161	34,872	35,964
Payable lead	(tonnes)	63,799	61,676	57,651	58,711	59,389	237,427	231,764
Payable zinc	(tonnes)	12,511	15,182	14,721	15,480	18,479	63,862	58,856

Sales
Payable silver	('000 ounces)	10,788	9,401	9,081	8,956	8,412	35,850	35,448
Payable lead	(tonnes)	67,650	59,856	62,735	57,961	58,742	239,294	229,362
Payable zinc	(tonnes)	14,761	12,077	14,849	18,056	13,288	58,270	64,935

Selbaie, Canada
Ore milled	('000 tonnes)	1,016	1,049	999	919	982	3,949	4,063
Average head grades
- Zinc	(%)	1.26%	1.37%	1.09%	1.11%	1.18%	1.19%	1.34%
- Copper	(%)	0.34%	0.33%	0.28%	0.25%	0.24%	0.28%	0.34%
- Gold	(g/t)	0.25	0.23	0.25	0.23	0.23	0.24	0.27
- Silver	(g/t)	28.99	35.10	22.75	22.15	20.62	25.36	30.12

Production
Payable zinc	(tonnes)	8,121	9,840	6,540	6,421	7,364	30,165	34,196
Payable copper	(tonnes)	2,642	2,789	2,111	1,654	1,768	8,322	10,186
Payable gold concentrate	(ounces)	5,117	4,486	5,069	4,146	4,081	17,782	22,201
Payable silver	('000 ounces)	524	593	369	279	284	1,525	2,073

Sales
Payable zinc	(tonnes)	7,877	9,861	7,245	6,649	6,812	30,567	34,464
Payable copper	(tonnes)	2,459	2,823	2,107	2,751	1,612	9,293	10,876
Payable gold concentrate	(ounces)	5,142	5,932	3,082	5,508	4,280	18,802	26,304
Payable silver	('000 ounces)	573	527	478	444	355	1,804	1,783

Pering, South Africa (a)
Ore milled	('000 tonnes)	338	320	288	151	-	759	1,349
Average head grades
- Zinc	(%)	1.85%	2.21%	3.34%	3.47%	-	2.89%	1.88%
- Lead	(%)	0.52%	0.66%	0.40%	0.33%	-	0.50%	0.49%

Production
Payable zinc	(tonnes)	4,793	5,331	7,430	4,335	-	17,096	21,115
Payable lead	(tonnes)	969	1,567	694	354	-	2,615	4,302

Sales
Payable zinc	(tonnes)	3,667	3,701	6,179	5,343	4,466	19,689	18,203
Payable lead	(tonnes)	729	1,367	1,327	995	117	3,806	4,610

(a) Production ceased, ahead of mine closure, in February 2003.

San Manuel, USA (a)
Production
Copper cathode (SXEW)	('000 tonnes)	-	-	-	-	-	-	6.3

(a) San Manuel SXEW operations closed in March 2002.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.8	2.8	2.7	2.5	2.6	10.6	12.8

Sales
Copper cathode (SXEW)	('000 tonnes)	2.9	2.7	2.6	2.6	2.6	10.5	12.7

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2002	2002	2002	2003	2003	2003	2002
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,413	5,486	5,287	4,964	6,221	21,958	23,374
Goldsworthy Joint Venture (b)	1,690	1,891	1,808	1,497	1,516	6,712	6,447
Yandi Joint Venture	6,663	7,796	8,187	7,452	8,353	31,788	27,256
Jimblebar	1,476	1,433	1,186	1,371	1,428	5,418	5,201
Total (BHP Billiton share)	15,242	16,606	16,468	15,284	17,518	65,876	62,279
Total production (100%)	17,671	19,284	19,165	17,739	20,359	76,547	72,350

Shipments
Lump	4,151	4,335	4,290	4,352	4,193	17,170	14,679
Fines	10,517	11,842	13,896	12,144	13,187	51,069	45,959
Total (BHP Billiton share)	14,668	16,177	18,186	16,496	17,380	68,239	60,638
Total shipments (100%)	17,256	19,033	21,396	19,407	20,448	80,284	71,338

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

Samarco, Brazil
Production	1,838	2,022	1,979	1,953	1,902	7,856	5,629

Shipments	1,768	2,034	2,004	2,049	2,153	8,240	6,069

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,669	1,633	1,603	1,668	1,937	6,841	5,843
Goonyella	904	734	812	1,191	1,075	3,812	3,776
Peak Downs	1,185	789	757	1,009	1,076	3,631	3,828
Saraji	716	427	629	599	666	2,321	2,547
Norwich Park	527	573	451	610	527	2,161	2,073
South Blackwater (b)	-	-	-	-	-	-	1,194
Gregory/Crinum	685	496	780	761	488	2,525	2,440
BMA total	5,686	4,652	5,032	5,838	5,769	21,291	21,701

BHP Mitsui Coal (c)
Riverside	928	927	400	300	1,014	2,641	3,402
South Walker Creek	818	936	1,072	900	1,019	3,927	3,341
BHP Mitsui Coal total	1,746	1,863	1,472	1,200	2,033	6,568	6,743
Queensland total	7,432	6,515	6,504	7,038	7,802	27,859	28,444

Shipments
Coking coal	5,252	4,165	4,034	4,707	4,395	17,301	18,866
Weak coking coal	1,124	1,739	1,503	1,569	1,525	6,336	5,995
Thermal coal	734	1,022	800	852	943	3,617	2,833
Total	7,110	6,926	6,337	7,128	6,863	27,254	27,694

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,927	2,135	1,886	1,518	1,224	6,763	7,088

Shipments
Coking coal	1,543	1,515	1,900	1,611	1,571	6,597	6,210
Thermal coal	268	134	95	242	179	650	547
Total	1,811	1,649	1,995	1,853	1,750	7,247	6,757

MANGANESE ORES
South Africa
Saleable production (a)	475	581	560	534	574	2,249	1,867

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	309	514	499	356	484	1,853	1,668

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	121	124	125	117	137	503	406

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	48	51	65	60	58	234	212

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia (a)
Production	-	333	414	465	458	1,670	1,047

Shipments	93	202	464	416	487	1,569	1,144

(a) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2002	2002	2002	2003	2003	2003	2002
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	883	996	1,045	1,087	1,182	4,310	3,354

Production	('000 carats)	1,023	954	1,071	1,015	1,300	4,340	3,650

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2002	2002	2002	2003	2003	2003	2002
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production		13,815	13,838	13,333	13,256	13,812	54,239	55,710

Sales
Export		5,744	5,648	6,609	5,696	6,339	24,292	23,721
Local utility		7,767	7,836	7,263	7,160	7,926	30,185	29,003
Inland		742	471	412	340	337	1,560	3,780
Total		14,253	13,955	14,284	13,196	14,602	56,037	56,503

New Mexico, USA
Production
Navajo Coal		2,030	1,602	2,154	1,797	2,497	8,050	7,207
San Juan Coal (a)		1,673	1,198	2,185	1,350	1,380	6,113	6,038
Total		3,703	2,800	4,339	3,147	3,877	14,163	13,245

Sales - local utility		3,469	3,546	3,348	3,316	3,643	13,853	13,247

(a) Includes production from longwall operations commenced at San Juan in October 2002.

Hunter Valley, Australia
Production		1,390	1,244	1,234	1,922	2,041	6,441	4,555

Sales
Export		1,056	783	881	1,036	1,301	4,001	3,135
Inland		337	366	276	704	1,285	2,631	1,455
Total		1,393	1,149	1,157	1,740	2,586	6,632	4,590

Kalimantan, Indonesia
Production (a)
Senakin (b)		-	-	-	-	-	-	1,962
Satui (b)		-	-	-	-	-	-	1,845
Petangis (c)		208	216	29	28	-	273	815
Total		208	216	29	28	-	273	4,622

Sales - export		243	189	49	56	-	294	4,481

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.
(c) Mining operations at Petangis ceased in October 2002.

Cerrejon Coal, Colombia (a)
Production		1,455	1,231	1,713	1,382	2,261	6,587	4,703

Sales - export		1,144	1,246	1,851	1,971	2,247	7,315	3,901

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2002	2002	2002	2003	2003	2003	2002
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	9.9	11.7	11.9	11.1	12.2	46.9	40.4

Sales	11.6	10.5	12.8	10.3	13.5	47.1	41.6

Yabulu, Australia
Production
Nickel	7.8	7.4	7.5	7.5	8.8	31.2	28.5
Cobalt	0.4	0.5	0.5	0.4	0.5	1.9	1.7

Sales
Nickel	7.1	7.1	8.3	8.1	9.5	33.0	29.0
Cobalt	0.5	0.5	0.5	0.5	0.5	2.0	1.9

CHROME ORES
South Africa
Saleable production (a)	664	713	714	679	720	2,826	2,451

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)	223	238	230	263	259	990	837

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 July 2003